July 29, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Pulmatrix, Inc.
Registration Statement on Form S-3
Filed July 15, 2016
File No. 333-212546

Ladies and Gentlemen:

Reference is made to the letter dated July 25, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-3 filed by Pulmatrix, Inc. (the “Company”). Please see the Company’s responses to the Comment Letter below. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

Registration Statement on Form S-3

Exhibit 5.1

1.	We note your disclosure on page 12 that each warrant agreement and any warrants issued under the warrant agreements will be governed by New York law. Please have counsel revise the legality opinion to opine that the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

We acknowledge the Staff’s comment and have obtained and filed a new legal opinion of Haynes and Boone, LLP, reflecting the requested revisions. Please see Exhibit 5.1 to Amendment No. 1.

Please direct any questions or comments concerning this response to Rick A. Werner, Esq., Haynes and Boone, LLP at (212) 659-4974 or at Rick.Werner@haynesboone.com.

Very truly yours,

/s/ Robert W. Clarke, Ph.D.
Robert W. Clarke, Ph.D.,
Chief Executive Officer and President

cc: Rick Werner, Esq.